EXHIBIT (a)(1)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 25, 2002 (the “Offer to Purchase”), and the related Letter of Transmittal, and is being made to all holders of Shares (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

InforMax, Inc.

at

$1.36 Net Per Share

by

Babcock, Inc.

a wholly owned subsidiary of

Invitrogen Corporation

     Babcock, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InforMax, Inc., a Delaware corporation (“InforMax”), for $1.36 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments or supplements thereto, constitute the “Offer”). Stockholders who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions. Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in InforMax. Following consummation of the Offer, Invitrogen and InforMax intend to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON FRIDAY, NOVEMBER 22, 2002, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction of all conditions to the merger, Purchaser will be merged with and into InforMax and InforMax will continue as the surviving corporation and will become a wholly owned subsidiary of Invitrogen. The merger, as effected pursuant to the immediately preceding sentence, is referred to herein as the “Merger.” At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by Invitrogen, Purchaser or any other wholly owned subsidiary of Invitrogen or by dissenting stockholders who have properly exercised their appraisal rights) will be canceled and extinguished and converted into the right to receive the Offer Price in cash, payable to the holder thereof, without interest. If Purchaser acquires at least 90% of the then issued and outstanding Shares, Purchaser intends to effect the Merger without a vote of the stockholders of InforMax pursuant to Section 253 of the Delaware General Corporation Law.

     INFORMAX’S BOARD OF DIRECTORS (1) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF INFORMAX, AND (3) HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS OF INFORMAX ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which constitutes more than 50% of the outstanding Shares on a fully diluted basis on the date Shares are accepted for payment. As used herein, “fully diluted basis” means the number of Shares outstanding, together with the number of Shares which InforMax may be required to issue pursuant to vested options, warrants or other convertible securities or obligations outstanding at that date under employee stock or similar benefits plans or otherwise. The Offer is also subject to other terms and conditions described in Section 14 of the Offer to Purchase.

     Bear, Stearns & Co. Inc. (“Bear Stearns”), InforMax’s financial advisor, has delivered to InforMax its written opinion, dated October 14, 2002, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the stockholders of InforMax in the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the written opinion of Bear Stearns is contained in InforMax’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which is being furnished to the stockholders of InforMax concurrently with the Offer to Purchase.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for the tendering stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for, or Book-Entry Confirmation with respect to, the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 23, 2002, as described in Section 4 of the Offer to Purchase.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

     The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, November 22, 2002 unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended, expires.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Invitrogen, Purchaser, the Depositary, MacKenzie Partners, Inc. (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Subject to the terms and conditions of the Merger Agreement, including the parties’rights to terminate the Merger Agreement: (a) Purchaser may extend the Offer for successive extension periods of up to 20 business days if any one or more specified conditions to the Offer are not satisfied, until such condition or conditions have been satisfied; (b) InforMax may require Purchaser to extend the Offer on one or more occasions for additional periods of up to 20 business days on each such extension occasion if the only condition that is not satisfied or waived is the Minimum Condition (as defined in the Offer to Purchase) or certain other conditions contained in Annex A of the Merger Agreement; (c) Invitrogen and Purchaser may also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff that is applicable to the Offer; and (d) provided that Invitrogen and Purchaser irrevocably waive certain conditions to the Offer and agree not to assert such conditions as a basis for not completing the Offer, Invitrogen and Purchaser may extend the Offer for up to 20 business days if the Minimum Condition has been satisfied but an insufficient number of Shares have been tendered to allow the Merger to be effected without a vote of the stockholders in accordance with Section 253 of the Delaware General Corporation Law. Additionally, Purchaser may, without the consent of InforMax, elect to provide a “subsequent offering period” of up to 20 business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (the “Exchange Act”). Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all Shares previously tendered and not withdrawn would remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. During a subsequent offering period, stockholders would not be able to withdraw Shares previously tendered in the Offer and stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

     The receipt by a stockholder of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     InforMax has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be furnished (for subsequent transmittal to beneficial owners of Shares) to the brokers, dealers, commercial banks, trust companies and others whose names, or the names of whose nominees, appear on these lists and may be mailed directly to beneficial owners.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Purchaser’s expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
Call Collect (212) 929-5500
Email: proxy@mackenziepartners.com
or
CALL TOLL-FREE (800) 322-2885

October 25, 2002